August 9, 2010

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:  Tim Buchmiller and Ruairi Regan

Re:	Electromed, Inc. Registration Statement on Form S-1 Filed May 3, 2010 File No. 333-166470

Dear Mr. Buchmiller:

On behalf of Electromed, Inc. (the “Company”), we are responding to your comment letter, dated August 6, 2010, to Mr. Robert Hansen, Chairman and Chief Executive Officer of the Company, regarding the Company’s registration statement on Form S-1 filed with the Securities and Exchange Commission (the “SEC”) on May 3, 2010, as amended on June 17, 2010, July 6, 2010, and July 22, 2010.   For your convenience, we have repeated the comment from your letter in boldface type.  The Company’s response is provided below the comment in plain type.

Financial Statements

1.

We note that your most recent fiscal year ended on June 30, 2010 and that financial statements for that fiscal year are not included in your registration statement.  However, given the passage of time since the end of that year, please confirm that preliminary financial information is not available to you or has not been published regarding the company’s financial condition as of June 30, 2010 and results of operations for the fiscal quarter and fiscal year then ended.  If financial information is available, please update your prospectus as appropriate to include this information and disclose material changes to the company’s results of operations that occurred during the fourth quarter of the company’s 2010 fiscal year.  Please note that any preliminary information should be presented in accordance with Item 10(b)(2) of Regulation S-K.  If there are no such material changes or trends to report, please provide us a representation to that effect in response to this comment.

Response:  The Company confirms that preliminary operating income information is not available at this time and has not been published regarding the Company’s financial condition as of June 30, 2010 and the results of the Company’s operations for the fiscal quarter and fiscal year then ended.  The Company represents that there have been no material changes or trends to the Company’s financial condition or results of operations as of June 30, 2010 and nothing has come to the Company’s attention that would materially alter the estimated range of revenues for the year ended June 30, 2010 disclosed in the Company’s Free Writing Prospectus filed July 14, 2010 or cause such range of revenues to be materially misleading.

***

The undersigned acknowledges on behalf of the Company, having been authorized by the Company to do so, that:

■	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
■	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
■	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this response letter addresses the comment set forth in your letter.  After you have had an opportunity to review the above response to your comment, please call me at (612) 492-7252 if you would like to discuss any additional questions or comments you might have.  In my absence, feel free to contact Liz Dunshee of our office at (612) 492-7407.

Sincerely,

/s/ Ryan C. Brauer

Ryan C. Brauer

Direct Dial:  612.492.7252

Email:  rbrauer@fredlaw.com

cc (by email):

Robert Hansen, Electromed, Inc.
Terry Belford, Electromed, Inc.
Jim Knudson, McGladrey & Pullen, LLP
Ben Schultes, McGladrey & Pullen, LLP
Jule Hannaford, Kelly, Hannaford & Battles P.A.
W. Morgan Burns, Faegre & Benson LLP
Erik Romslo, Faegre & Benson LLP
Ruairi Regan, SEC
Leigh Ann Schultz, SEC
Brian Cascio, SEC